Exhbit 99.2

IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION
CAUSE NO: FSD 108 of 2022 (IKJ)
IN THE MATTER OF THE SECTION 92 OF THE COMPANIES ACT (2022 REVISION) AND IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION
Appearances:
Mr David Chivers KC and Ms Fleur O'Driscoll and Mr Alan Quigley of Forbes Hare on behalf of Blue Ocean Structure Investment Limited (the Petitioner)
Mr Victor Joffe KC, Mr David Lewis-Hall, Mr Damon Booth and Ms. Yuan Wen of Appleby for the Litigation Steering Committee
Mr Hamid Khanbhai of Campbells for the Joint Provisional Liquidators ("JPLs")
Before:                                      The Hon. Justice Kawaley
Heard:                                          In Chambers
Date of hearing:         15-16 August 2023
Date of decision:      16 August 2023
Draft Reasons
circulated:                                29 August 2023
Reasons Delivered:  8 September 2023

HEADNOTE

Jurisdiction to set aside or vary a judgment before the order giving effect to it is drawn up-inherent jurisdiction proof fraud not required-Grand Court Act (2015 Revision), section 11(1)
REASONS FOR DECISION
Introductory
1.            Shakespeare's words "Defer no time, delays have dangerous ends", written over 400 years ago, echo down the years. Roughly a year ago, the Petitioner sought to list an ex parte on notice application as soon as possible to appoint the Joint Provisional Liquidators (the "JPLs") having discovered what appeared to be clear evidence that the Judgment I delivered on 29 July 2022 had been based in part on a forged bank statement relied upon by the Company. While the Court was seeking to fix a date which would suitably accommodate the Company's fair hearing rights, it now appears that the listed Company's management was, during this very window of time, disposing of the Company's most valuable assets. This was purportedly done pursuant to undisclosed security arrangements entered into for the benefit its shareholders. At the time of the present hearing, the Litigation Steering Committee (the "LSC"), comprised of members of that same management, was reportedly opposing the JPLs' attempts to recover these assets for the benefit of the Company.
2.            In my Ex Tempore Judgment of 22' September 2022 appointing the JPLs, I expressed the provisional view that my 29 July 2022 Judgment was liable to be set aside on the grounds of fraud. Ignoring the adage "once bitten twice shy", I resisted the Petitioner's entreaties to urgently list its present application, a Summons dated 9 December 2022 seeking to set aside the 29 July 2022 Judgment (the "Set Aside Summons"). An improbable application was made by a company linked to the former majority shareholder, Mr Kam, to intervene and strike-out the Petition, by Summons dated 18 January 2023. I decided to hear that Summons first, for reasons I explained in my Judgment dated 31 March 2023 dismissing it:
"3. This application was on its face a surprising one which at first blush appeared to be, as the Petitioner complained, an attempt by the `Kam camp' to make a desperate last-ditch
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1     The perfected Judgment was erroneously circulated on 28 September 2022 bearing the latter date.

attempt to prevent the EGM Resolutions being deployed to change control of the Company's Board. There was a battle in correspondence in relation to the priority in which the Petitioner's and GMSCL 's Summonses should be heard. Whilst the Petitioner contended it was obvious that GMSCL lacked standing to intervene in the present proceedings to enforce contractual rights against third parties, it made no sense to proceed with the Petition while an application to strike-out or stay was waiting in the wings. Therefore, on 1 February 2023 I directed that the GMSCL standing issue should be determined first..."

3.            Having concluded that GMSCL lacked standing to intervene to enforce third party contractual rights, I recorded the following further findings:

"Even if GMSCL 's proposed intervention is motivated solely by a desire to vindicate the sanctity of strict adherence to contractual rights, this would still provide a compelling basis for the conclusion that it should not be permitted to intervene in the present proceedings. GMSCL is unabashedly not seeking to intervene to advance the interests the Company's shareholders at all by seeking to throw a spanner into the works of the present proceedings and to legally restrain the Petitioner's attempts to use its significant shareholding to restore probity to the Company's management by seeking to, inter alia, (a) change the Board and (b) set aside an Order which I have expressed the provisional view was obtained by fraud..."
4.            It was against this background that I felt entirely justified in viewing the LSC's attempts, actively supported by Mr Kam himself, to postpone adjudicating the Petitioner's Set Aside Summons in order to undertake a fuller inquiry into a beneficial owner level dispute, with a leery eye. Mr Kam had founded the Company and sold his majority stake to the Petitioner's beneficial owner; his apparently plausible complaint about not receiving the full purchase price had no direct bearing on the merits of the present Petition. This was particularly the case when the grounds upon which the present Summons were based were carefully scrutinised. Although I had invited the Petitioner to consider applying to set aside the 29 July 2022 Judgment on the grounds of fraud, the Order had never been perfected and the Set Aside Summons primarily sought relief in the following broad terms:

"1. That the Judgment made by this Honourable Court on 29 July 2022 (the `July Judgment) be set aside pursuant to the Court's inherent jurisdiction ..."

5.            The latest iteration of delaying tactics quite transparently in service of the commercial interests of  Mr Kam (advanced by a former management which seemed to consider it unnecessary to make plausible attempts to advance bona fide shareholder interests) took the following form. By the LSC's Rejoinder Summons dated 4 August 2023, leave was sought to rely upon a new raft of evidence elaborating upon the hypothesis (first postulated several months after the forgery was first revealed by the Petitioner) that the forged Bank Statement had been cunningly placed before the Court by the Petitioner's beneficial owner, using the Company's then management as naively innocent pawns. The Petitioner sensibly did not formally oppose the Summons, contending that the Court could easily consider the new materials and reject the case they purported to support at this stage.

6.            Although the Petitioner invited the Court to find without hearing oral evidence that the Judgment was liable to be set aside on the grounds of fraud, I ultimately declined to do so. Nonetheless, I also declined to risk denying justice through delay. Twice bitten, thrice shy. Instead, I decided at the end of the two-day hearing on 16 August 2023 that:

(a)   the Judgment was liable to be set aside, in part, under the more flexible inherent jurisdiction of the Court to reconsider its decisions based on either a material change of circumstances or the discovery that the judgment or order was based on a misstated version of the true factual position and/or that a fundamental legal mistake had been made;
(b)   instead of discharging the Transaction Injunction restraining the Company from completing the Cellenkos Transaction, that injunction should be continued; and
(c)   instead of continuing the EGM Injunction of 15 June 2022 restraining the implementation of the resolutions purportedly passed at the 16 June 2022 EGM, that injunction should be discharged.
7.            These are the reasons for that decision.

Inherent jurisdiction of the Court
8.            In the Petitioner's Skeleton Argument dated 7 August 2023 the following jurisdictional arguments were advanced:

"45. The Petitioner asks that the Court set aside (or review) the July Judgment. No sealed order was made and hence the Court has a complete (albeit judicial) discretion in that respect. The Petitioner does not need to show that the order (because there was none) is interlocutory subject to an express or implied liberty to apply, or that the Judgement was tainted by fraud, although both of these tests could, if necessary, be satisfied as set out below.
46. If the July Judgment was considered as an order, it would be interlocutory and the EGM injunction is subject to further order of the Court, necessarily containing an implied liberty to apply on change of circumstance — see ArcelorMittal (below) at para 65. Accordingly, the order can be set aside under the inherent jurisdiction of the court, for material change in circumstance, or on the grounds that the facts upon the original decision being made were misstated. Further, the EGM Injunction was granted in (significant) part due to the Court's concern that the Petitioner lacked standing, a point disposed of in the Petitioner's favour in the JPL judgment."
9.            The LSC's Skeleton Argument exchanged on the same date pivotally submitted:
"2.1 The Set Aside Summons seeks to set aside the July Judgment in light of developments in respect of a bank statement which had been exhibited to the Fourth Affidavit of Chen Bing Chuen Albert...on the basis of fraud — namely that the Guangfa Statement was a forgery knowingly adduced in evidence by Albert...
20. The starting point is what exactly the Petitioner's case is in respect of the application to set aside.

21. At Chen 9, §87.1, it was expressly stated that the Petitioner sought an Order that: `the July Judgment be set aside on the basis that the decisions made by [this Court] were procured by, or alternatively, were influenced by fraud' (Emphasis added)"
10.    The failure to address the inherent jurisdiction ground could only sensibly be viewed as a tactical omission. The fraud ground is not to be found on the face of the Set Aside Summons at all. The 9th Chen Affirmation made on 15 December 2022 in support averred as follows:
"2. I am authorised to swear this affirmation on behalf of the Petitioner in support of its summons dated 9 December 2022 in which it seeks that the Honourable Justice Kawaley's Judgment dated 29 July 2022 (the `July Judgment) be set aside pursuant to the Court's inherent discretion and, further, on account that it was obtained by fraud committed by the Company." [Emphasis added]
11.      Accordingly, on any view, the fraud ground was, from the outset, an alternative or supplementary basis for the Set Aside Summons with the Court's inherent jurisdiction being the primary jurisdiction which the Petitioner explicitly invoked. The LSC simply did not join battle on what it would rightly have viewed as dangerously broad and flexible jurisdictional terrain. Mr Joffe KC nonetheless submitted that in a letter of 12 June 2023 the Petitioner's lawyers made it clear that they were solely relying upon fraud. It was accordingly unfair for them at the 11th hour to say that they did not need to prove fraud. The 12 July 2023 Forbes Hare letter to the Court was primarily aimed at warding off the LSC's attempts to postpone the present hearing by introducing a late new case. The following passing reference to fraud was far removed from an unambiguous delineation of the scope of the Petitioner's case:

"There is no plausible innocent explanation for the Forged Bank Statement being put before the Court, or the False Statement regarding the alleged payment, which was repeated by Albert in all of his evidence from June 2022 to 9 September 2022 — even after he became aware of the Allegations."
12.      Against this background, I had little difficulty in rejecting the LSC's unfairness submission. I observed, not without exasperation, in the course of the LSC's counsel's argument:

"We have a summons filed in December that doesn't mention fraud at all. I accept the evidence in support does and so I can understand your sense of grievance that the

Petitioner has sought to emphasise the fraud case in the run-up to the present hearing, but how can a court, acting reasonably, confine itself to the highest version of a petitioner's case when entertaining a summons, the hearing of which has been delayed largely by virtue of either the LSC itself or parties aligned with the LSC? I mean, the Petitioners have been asking to have this application heard at the earliest possible opportunity before a challenge was launched to the Petition by a party that I found had no standing to intervene, and it seems that now, six months after this Summons has been filed, you are saying that your clients would somehow be sort of treated unfairly if the court is to have regard to the full ambit of its jurisdiction to deal with the situation where it's accepted that the Court has been misled. "2
13.      It was in my judgment in any event clearly right to invoke this Court's inherent jurisdiction to set aside an interlocutory order because there is no express provision in the GCR empowering the Court to set aside an interlocutory order as there is under the English CPR. However, the Grand Court Act (2015 Revision) expressly provides:

"Jurisdiction vested in the Court
11. (1) The Court shall be a superior court of record and, in addition to any jurisdiction heretofore exercised by the Court or conferred by this or any other law for the time being in force in the Islands, shall possess and exercise, subject to this and any other law, the like jurisdiction within the Islands which is vested in or capable of being exercised in England by — (a) Her Majesty's High Court of Justice; and (b) the Divisional Courts of that Court, as constituted by the Senior Courts Act, 1981 [U.K. Act], and any Act of the Parliament of the United Kingdom amending or replacing that Act."
14.            Mr Chivers KC relied upon this Court's obiter dicta in ArcelorMittal North America Holdings LLC v Essar Global Fund Limited [2021] 2 CILR 673 at pages 687 and 701. In that case I observed:
"22. As regards the test for setting aside an interim order, it was crucially submitted that:

`36. In comparison to a final order, the primary circumstances by which an interim order may be set aside are normally only (i) where there has been a material change of circumstances since the order was made; or (ii) where the facts on which
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2        Transcript 15 August 2023, page 155 line 20-page 156 line 14.

the original decision was made were misstated. However, the Courts have consistently emphasised that `such is the interest of justice in the finality of a court's order that it ought normally to take something out of the ordinary to lead to variation or revocation of an order': Tibbles v SIG plc [2012] 1 WLR 2591 at 2602 (per Rix LJ)...
65. In my judgment, this court has a flexible jurisdiction to vary interlocutory orders to respond to material changes of circumstances or misrepresentations (and possibly mistakes which cannot be cured under the slip rule as well), particularly in relation to what may broadly be termed `case management orders' or procedural orders' but also in relation to `continuing' orders which are made expressly or impliedly subject to `liberty to apply. '"
15.            In oral argument, Mr Chivers KC also referred to the following passage in Levers J's Judgment in
TMSF-v-Wisteria Bay Limited et al, Cause 478/2004, Judgment dated 24 January 2006 (unreported). In a case which directly concerned an application by a plaintiff to set aside an interlocutory injunction obtained on an inter partes basis over a year after the order was made, Levers J held (at page 4):
"In Columbia Pictures Industries Inc. v Robinson 1987 Chancery 3886 Scott J. said it `has always been my understanding that an interlocutory application to set aside or vary an interlocutory order can be made on due notice at any time'. As a matter of judicial discretion however the first instance judge will not set aside or vary an inter partes interlocutory order made by a Court unless the application to set aside or vary is made on the basis of fresh material not before the court when the original interlocutory order was made."
16.     He also appositely made reference to the following passage in `Gee on Injunctions', 7th edition (at paragraph 21-059):

"Where there is an interim order made after a hearing on the merits inter partes, the court will not entertain an application to set aside that order or part of it or which is inconsistent with that order, unless there has been a material change of circumstances, or the judge on  the original application had been misled in a material respect, or if there has been a  manifest mistake, or the applicant becoming aware of facts which he did not know and could not reasonably have discovered at the time of the first hearing. This prevents relitigation of the same application." [Emphasis added]
17.     The "manifest mistake" ground for setting aside a judgment or order was very relevant to the basis upon which the EGM Injunction was continued rather than discharged. Of course, these were the principles which strictly apply where a judgment has been delivered and an order has been drawn up to give effect to it. In my judgment the present application was much more analogous with that legal context because of the passage of time between the date when the 29 July 2022 Judgment was delivered and the date when the Set Aside Summons was filed. It was due to a constellation of particular circumstances (including the filing of appeals by both parties and the appointment of the JPLs) that no order was drawn up and perfected as would ordinarily have occurred. No reliance was really placed on the fact that in this case no order had been drawn up when delineating the jurisdictional rules. The principles addressed in the cited authorities, incidentally, find further support in passages found in two other cases directly addressing interlocutory orders to which I was not referred.
18.            Firstly, in Mirchandani-v-Gheewala [2020] EWHC 1742 (QB), Garnham J opined as follows:
"48. The underlying principle, which determines the approach the Court should adopt on an application to set aside an interlocutory order, is that a party must advance all points reasonably open to him at the first opportunity. If a party has contested the grant of the interlocutory order, or had the chance to do so and did not take it, the Court will only set aside the order where there has been a material change in circumstances, where the facts on which the original decision had been made had been misstated or where there is a manifest error on the part of the Judge."
19.        Secondly, there is also illustrative support for the otherwise self-evident proposition that establishing a non-deliberate misstatement of facts was far easier than establishing a deliberate intention to mislead the Court or fraud. As Baker J observed in Kazakhstan Kagacy PLC-v-Zhunus et al [2020] EWHC 698 (Comm):

"Normally it will only be appropriate to consider exercising a discretion to reconsider an order made after a contested inter partes process where (0 there has been a material change of circumstance since the order was made, (ii) the facts on which the decision to make that order was based were misstated to the court (innocently or otherwise), or (iii) there is a manifest mistake in the formulation of the order." [Emphasis added]
Findings: were material facts misstated to the Court otherwise than with a deliberate intention of misleading the Court or has there been a material change of circumstances?
The Transaction Injunction
20.
On 12 May 2022, Richards J restrained the Company from taking any steps to implement the Cellenkos Transaction until the Return Date. The Transaction Injunction was modified in terms which are not material for present purposes on 23 June 2022. The Return Date hearing took place before me on 13-14 July 2022. This Injunction was discharged for the following principal reasons set out in the 29 July 2022 Judgment:

"Findings: balance of convenience
22. When the Injunction Order was obtained, the status quo now appears to have been that the Cellenkos Transaction had already closed shortly after April 29, 2022 and was a partly performed contract in that consideration of US$664 million had been paid before the Injunction Order was obtained. The status of the Transaction only emerged through the Company's evidence in these proceedings, not (as one might have expected) through NYSE filings or a relatively contemporaneous press release. But that is immaterial for the purposes of the present analysis. Discharging the Injunction Order is more likely to maintain the status quo because it would in principle permit the Transaction to be implemented subject to the Petitioner's ability to seek to unwind it if it succeeds at the Trial of the present Petition and/or the Writ. As the Company submitted (Skeleton, paragraph 93), this conclusion is consistent with the approach I adopted in Olalekan Akinyanmi-v Lekoil Ltd., FSD 382/2022 (IKJ), Judgment dated April 14, 2022 (unreported)...
24. The Company would in my judgment suffer more irremediable prejudice if legally restrained from completing the Transaction pending trial on the hypothesis that the Company succeeds at trial. It would assume the risk that the Petitioner in fact succeeds and the Petitioner would have the potential ability to set aside the Transaction if it succeeds at trial. As regards the relative merits of the respective cases, I do not have, in the above cited words of Megarry J, a high degree of assurance that at the trial it will appear that the injunction was rightly granted. ' I accordingly find that the Injunction Order should be discharged. For completeness I should add that although it is not necessary for me to decide the material non-disclosure issue, I would have concluded that the Petitioner was guilty of material non-disclosure though not sufficiently serious to warrant discharging the Injunction Order on that ground alone."
21.       The main basis of my decision to discharge the Transaction Injunction was the factual finding that the status quo when the Injunction was granted was that Stage 1 of the Cellenkos Transaction had already closed. This finding was pivotal to the conclusion that not restraining the Company from proceeding to stages 2 and 3 was more consistent with maintaining the pre-Injunction status quo. It was common ground at the present hearing of the Set Aside Summons that the evidence adduced by the Company at the July 2022 hearing to the effect that the Cellenkos Transaction had closed on 29 April 2022 was incorrect. Bizarrely, the only controversy turned on whether the director who placed before the Court the forged Bank Statement purporting to confirm payment of the consideration for Stage 1 of the Cellenkos Transaction before the Transaction Injunction was granted, had (a) done so deliberately intending to mislead the Court, or (b) whether the Petitioner's ultimate beneficial owner had effectively used the Company's deponent as an unwitting instrument of deception.
22.       My original decision to discharge the Transaction Injunction was clearly based on a materially mistaken factual basis, either (a) on the main hypothesis advanced by the LSC that the admitted error was innocent (on the Company's part) or (b) on the alternative hypothesis (advanced by the Petitioner) that the Court had been deliberately misled. The consensus that on any view my original finding that the Cellenkos Transaction had closed on 29 April 2022 had no evidential basis clearly justified a reconsideration of my 29 July 2022 decision to discharge the Transaction Injunction on the pivotal balance of convenience ground that the Cellenkos Transaction had been partially implemented before the Injunction was granted.
23.       Mr Joffe KC rightly pointed out that Stage 1 of the Cellenkos Transaction had two limbs: (1) the consideration of US$800 million which included the receipt of US$664 million by the Company, and (2) the acquisition of certain other supposedly valuable rights. The second limb had indeed been consummated. But the balance of convenience analysis in the 29 July 2022 Judgment was undoubtedly based on a finding that Stage 1 had been completed in a composite sense. It is also important to note that I expressed considerable surprise at the way in which the evidence of completion first emerged in the context of these proceedings. It emerged long after the significant event was said to have occurred, rather than through an immediate market announcement. The Company's evidence intuitively felt implausible but the CFO swearing that the consideration had been paid, and exhibiting a confirmatory Bank Statement, appeared to be dispositive.
24.       The balance of convenience, on the facts as they were now agreed to be, clearly lay in favour of granting the Transaction Injunction on the basis that it had not been partially implemented (in the sense that Stage 1 had been entirely completed) when the Injunction was sought. The only additional consideration was whether there was any practical need for the Injunction still to be imposed. Mr Joffe KC submitted it was now clear that the Cellenkos Transaction counterparty had abandoned the Transaction. Taking a common-sense practical view, it did seem difficult to envisage how the Cellenkos Transaction could be resurrected. Mr Chivers KC in reply commended a precautionary approach:
"It's for good order that that injunction be continued... We don't know what other people will do, what third parties will do to purport to move towards completion of the Cellenkos transaction without our knowledge, stage 1 of that transaction, or indeed other stages. It's certainly not clear ..."3
25.       By the LSC's own account, the former management has conducted the affairs of the Company in astonishingly unexpected ways. Most dramatically, it has (a) purported to secure the Company's underlying businesses in relation to a debt owed by one shareholder to another shareholder (without disclosing such significant transactions in the accounts); (b) facilitated the enforcement of that purported security, denuding the Company of its assets while the JPLs' appointment was pending; and (c) sworn (through Mr Albert Chen) (1) that the Guangfa Statement was genuine before the 29 July 2022 Judgment and then (2) months later averred that in fact Mr Albert Chen was never in a position to depose to the veracity of the Bank Statement at all. When one is dealing with commercial actors who admit to operating according to a playbook governed by principles so far removed from commercial normality (not to mention morality), ordinary risk assessments simply could not be applied.
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3 Transcript 16 August 2023, page 142 lines 1-9.

26.       For these reasons I found that based on the new and (for present purposes) uncontested evidence available to the Court, (a) the balance of convenience favoured continuing the Transaction Injunction and that (b) it was just and convenient to continue it.
The EGM Injunction
27.            The EGM Injunction critically provided as follows:
"3. Until further Order of the Court, any resolution or resolutions that might be passed or purported to be passed at any extraordinary meeting of the Company to be held or purporting to be held on 16 June 2022 (`EGM) or other meeting purporting to be held pursuant to a Notice of Extraordinary Meeting dated 3 June 2022 (on 16 June 2022 or any other date) (Resolutions ) shall not take effect, and Blue Ocean must not:
3.1 rely or purport to rely on any such Resolutions; and/or
3.2 seek to convene or convene any other extraordinary general meeting of the Company or other meeting."
28.            The main basis for my decision to continue the EGM Injunction was described in the 29 July 2022 Judgment as follows:
"52. It seems obvious that the EGM Injunction Order should for good order be continued until further Order. It is possible that the Petitioner will be held not to own its large tranche of shares in the Company at all if the Share Charge purportedly granted over its shares is  held to be valid in the BVI Proceedings. In these circumstances the Petitioner cannot credibly seek to convene another EGM in any event..." [Emphasis added]
29.       That Injunction was, as one would expect, expressed to be "[u]ntil further Order of the Court". In relation to this limb of the Judgment, three material changes of circumstances had occurred. Firstly, it was now known that the BVI Court at first instance had determined that the Share Charge purportedly granted over the Petitioner's shares in the Company was not valid (the BVI Court's Judgment had not yet been published and Mr Joffe anticipated an appeal).
30.       Secondly, I now consider that a manifest mistake of law was made when I concluded on 29 July 2022 that the Petitioner's standing was materially impacted by the existence of a security interest over its shareholding. I arrived at that revised legal view on 22 September 2022 in the course of the hearing of the application to appoint the JPLs. It is trite law that a registered legal shareholder is the only party with general legal standing to assert the rights attached to shares in a company. Where a beneficial owner is in a position to immediately require the nominee to return its legal title to the shares, the Court may in its discretion have some regard to what the legal position will imminently be. In my Ex Tempore Judgment of 22 September 2022, I found as follows:
"17. On the question of the Petitioner's standing, I previously expressed concern - it seems to me today wrongly - about the standing of the Petitioner having regard to the fact that a share charge had allegedly been created over the Petitioner's shares. The validity of that share charge, which the Petitioner says is a forgery, is subject to litigation in the British Virgin Islands courts. However, that litigation is expressly proceeding on the basis that the putative mortgagee is not entitled to challenge the ability of the Petitioner to proceed with this Petition.
18. Mr Chivers KC further argued, very persuasively, that as a matter of legal principle the fact that the legal registered shareholder may owe certain contractual obligations to a third party is neither here nor there when it comes to standing; I accept those submissions. And so the concerns that I previously expressed about the standing of the Petitioner in light of this alleged charge fall away and I am satisfied that in fact the Petitioner, as an admittedly registered shareholder, has standing to pursue the Petition and to seek the appointment of joint provisional liquidators."
31.
Thirdly, new material not previously available to the Court had created compelling concerns about the need for the majority shareholders who supported the EGM Resolution to be given an opportunity to continue their efforts to change the management of the Company either by (a) seeking to enforce the EGM Resolution, or (b) seeking to convene a fresh EGM. This material consisted most notably of the following highlight facts:

(a)   the Company's CFO swore an Affidavit in these proceedings averring that based on his personal knowledge and belief the Company had received US$664 million in respect of Stage 1 of the Cellenkos Transaction on 29 April 2022. This was false;
(b)   the CFO subsequently swore that, in effect if not in terms, (1) at all material times he never had any personal knowledge about the receipt of the relevant funds or the

Company's onshore financial position and that (2) he (and implicitly the executive management team which he purportedly led) acted in accordance with directions given by the Petitioner's beneficial owner, Mr Yuan Yafei, in relation to the present proceedings;
(c)   the Company's former management, without any public disclosure, purportedly secured the Company's most valuable assets, not for the benefit of the Company but in connection with shareholder debt. Not only had the former management allowed that security to be enforced while the JPL Appointment Summons was pending, it was now opposing attempts by the JPLs to recover those assets for the benefit of the Company.
32.            The biggest conundrum raised by the LSC's opposition to the EGM Injunction being discharged was to identify whose interests (apart from Mr Kam's, the initial founder who now had a minority stake) the LSC was seeking to advance. The LSC's main focus, perhaps understandably in these circumstances, was in persuading the Court to adjourn the present application to explore the competing allegations of fraud. However, the case set out in its Skeleton Argument in relation to the EGM Injunction may be summarised as follows:
(a) the forged Bank Statement had nothing to do with the EGM Injunction, because it was clear that the new shares were issued before the EGM was convened and that the EGM was not validly convened;
(b) the Court should grant the declaration that the EGM was invalidly convened;
(c) the Court should in any event maintain the status quo as at 15 June 2022 and continue the EGM Injunction.
33.            I accepted proposition (a) to some extent. However, the forged Bank Statement and other new evidence increases rather than diminishes my reluctance to accept that the new share issuance was valid and to grant a declaration that the EGM was invalidly convened at the LSC's request. I did not understand the logic of suggesting maintaining the status quo as at the granting of the EGM Injunction. One ordinarily carries out a balance of convenience exercise by reference to the status quo at the time the application is made. The relevant status quo was that the EGM requisitioners were free to requisition the EGM subject to any subsequent challenge to the validity of the requisition notice and/or any resolutions purportedly passed. The LSC was by the date of the 15-16 August 2023 hearing arguably the most ill-suited party to be purporting to uphold corporate propriety and the interests of the majority of the shareholders. Nonetheless, near the end of his oral submissions the redoubtable Mr Joffe KC argued:
"But we say that because of the importance of the issue, for the reasons I have tried to elucidate before the court, we would invite the Court [to decide] that the EGM validity issue be tried either at trial or as a preliminary issue, but in any event on an expedited basis, but with a direction for oral evidence, which in effect covers paragraphs 4 to 6 and 9 of the set aside summons. And in addition, the EGM injunction should continue until after final determination of that issue, because obviously it would make no sense if the court were to say yes, that EGM issue should be tried and then not reserve the status quo in the interim period. If the court accepts that the -- that there is serious issue to be tried, that the EGM -- it was not properly convened, as your Lordship, I think, did in paragraph 49, then the EGM injunction order was validly granted and it should be contained --continued for exactly the same reasons as your Lordship set out in the July judgment at paragraph 52."4
34.	This submission invited the Court to assume that the validity of the convening of the EGM and the EGM Injunction were inextricably intertwined, as was indeed the position in July 2022. Then the Court:
(a)  had concerns about the Petitioner's standing as a majority shareholder, which had by the date of the present hearing been shown to be mistaken;
(b)   had concerns about the Petitioner's ability to validly convene a fresh EGM, which had by the date of the present hearing been shown to be mistaken; and
(c) had no tangible basis for concluding that there were serious grounds for doubting the fitness of the existing management.
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4      Transcript 16 August 2023, page 96 lines 2-20.

35.       The LSC's position effectively invited the Court to treat these highly material changes of circumstances as inconvenient truths which should simply be ignored. On the contrary, in the light of the highly material post-29 July 2022 developments which had undoubtedly occurred however, it now seemed clear that:
(a) the LSC's challenge to the validity of the convening of the EGM and/or the Resolutions had not been advanced in the best interests of the Company and that any such challenge could more appropriately be raised, if necessary, in separate proceedings brought by a shareholder or shareholders with less dubious motivations;
(b) there was no proper basis for restraining the Petitioner from exercising its right to convene a fresh EGM as the standing concerns had fallen away;
(c) it was clearly desirable that the shareholders' fundamental right to choose the Company's management should not be impeded any longer. This point had considerable significance because it appeared (based on the votes passed in support of the EGM Resolution) that there was sufficient support for change to potentially make the 4 May 2022 share allotment (and any invalidity of the requisition) an entirely academic or technical issue.
36.            I ultimately found the following oral submissions of Mr Chivers KC, towards the end of his oral reply, to be compelling:
"But, my Lord...there is no case in law or in equity for continuation of the EGM injunction, and that is even if you take the entirety of the share capital, as my learned friend would have it, 133 million, there is still no case for the grant of this injunction because it is perfectly possible in accordance with the constitution for the 90% of shareholders who aren't in dispute together to satis.b, constitutional requirements of the company, and if they can do that, then there is no need -- firstly, there's no need to injunct the outcome of the previous EGM, because that just becomes a technical matter, and certainly there is no need to continue the injunction in relation to any future EGM, because there's simply no legal basis on which the court can act. It's not trying to prevent a wrong. It's not trying to protect anyone's legal rights. It's not trying to protect anyone's equitable rights ..."5
__________________________
5 Transcript 16 August 2023, page 136 lines 5-22.

37.            For these reasons, I decided to discharge the EGM Injunction on 16 August 2023.
Was the 29 July 2022 Judgment liable to be set aside on the grounds that it was procured by fraud?
38.       The Petitioner came very close to demonstrating that the Court could properly conclude that the impugned parts of the Judgment (the decision to discharge the Transaction Injunction and to continue the EGM Injunction) had been procured by fraud on the basis of the documentary evidence before the Court. The Petitioner's fraud case seemed compelling and the LSC's counter-narrative seeking to blame parties linked to the Petitioner for forging the Bank Statement seemed highly implausible. The LSC's case had two strands to it:
(a)  findings of disputed fraud ought not to be made without full investigation including cross-examination as a matter of general legal principle; and
(b)  it was arguable that the Petitioner had perpetrated a fraud in relation to the Bank Statement, and the Petitioner should not be granted any relief which would enable it to benefit from such fraud.
39.       The first principle was seriously engaged by the LSC's superficially implausible account as to how the Court came to be deceived by the forged Guangfa Bank Statement. It advanced a counter narrative which itself was said to require full investigation. The second principle did not properly require further inquiry based on the presently available facts. These conclusions must firstly be understood in the context of the LSC's de facto defence and counterclaim as to how the forged Guangfa Statement came to be placed before the Court by the Company's then CFO as a purportedly valid document. In the LSC's Skeleton Argument, this central aspect of its case for an adjournment was described as follows:
"18. On or about 3 May 2022, Kam and Yuan met to discuss, inter alia, the Cellenkos Transaction. Very soon thereafter on the same day, GCBC received a pre-action letter from Messrs DLA Piper concerning the Cellenkos Transaction. When Kam tried to make enquiries with Yuan about this, he was merely fobbed off with representations that the present Petition was a "show" for the creditors' committee, which had to be pacified Xu

(who at all material times worked closely with Yuan) made similar representations to Albert.
19. In around late July 2022, Xu met with Kam in the latter's office. Kam indicated an intention to enforce the 2019 Guarantee Agreement. Shortly thereafter, on 22 August 2022, the Petitioner made an application to appoint JPLs over the Company. This then had knock-on effects on the attempts to enforce the security mentioned in §15 above; inter alia, the JPLs then proceeded to take restraining action against such enforcement attempts in Hong Kong...
33. In any event, and notwithstanding the above submission, the Court is invited to bear in mind that there is now evidence from the LSC which shows a very different picture from that which the Petitioner has been painting since September 2022.
34. In particular, in contrast to the Petitioner's bare and unparticularised assertions of fraud and forgery (which do not seem to accord with Albert's motives — see §31.3 above), the LSC 's evidence has revealed that the Guangfa Statement actually came through Yuan:
34.1 As explained by Kam, he met with Yuan on 3 May 2022 at around 11 a.m. to discuss inter alia the Cellenkos Transaction and how it could be "sold" to the Sanpower creditors' committee. This meeting (and its contents) can be corroborated by contemporaneous evidence:
34.1.1 Kam's WeChat record showing such meeting with Yuan; and
34.1.2 The PowerPoint presentation sent by Xu to Kam the following day (see WeChat message at [D/6]; PowerPoint presentation at [D/14- 15]), discussing the aforesaid plan to convince the Sanpower creditors' committee about the Cellenkos Transaction.
34.1.3 It is notable that Xu 1 [B1/13] at §25 also refers to (and confirms the existence of) this meeting.

34.2 At the end of the meeting, Yuan passed to Kam an envelope, with instructions to pass the same to Ms Tina Zheng ("Tina') for her to then pass the same to the Company's accounts department.
34.3 Then on 9 May 2022, Kam gave the envelope to Tina when he visited her office. Tina then called Madam Wu Xuan (the Chief Accounts Officer of the Company) to meet at the former's office. Madam Wu duly attended Tina's office, and Madam Wu opened the envelope in Tina's presence, which revealed several documents (including the Guangfa Statement).
34.4 Madam Wu took the envelope and documents back to the accounting department and filed the same.
34.5 In around late June or early July 2022, when Albert was preparing evidence for these proceedings, he mentioned to Tina on a call that the Company's then legal advisors had suggested exhibiting payment records concerning Stage 1 of the Cellenkos Transaction in support of the Company's position. Tina told him to contact Madam Wu directly.
34.6 Albert therefore called Madam Wu and asked her to send documentary proof of the subject payment. Madam Wu scanned the Guangfa Statement and emailed the same to Albert.
35. This above chain of evidence as to how the Guangfa Statement came into the Company's possession has been prima facie proven by reference to affirmations from each person who has handled the document since 3 May 2022.
36. Given this explanation from the relevant individuals (particularly Albert), it is submitted the Court cannot summarily reject the same at this stage. There is no contrary evidence which disproves what has been deposed to by the above individuals — which is unsurprising, given that the evidence being put forward pertains to matters solely in the knowledge of Kam, Tina and Albert (as opposed to Wang, Chen or even Xu). What is of interest though is the silence from Yuan — despite it being apparent even in Xu 1 itself that the Petitioner is closely related to Yuan, and is no doubt able to have communications with

Yuan to procure him to give evidence. Yet all that the Petitioner has done is to try to poke holes in Kam and Albert's evidence..."
40.      This summary of the evidence adduced by the LSC does not assert that Mr Yuan did anything more than provide the Company with the forged Bank Statement. It suggests that the Bank Statement was only placed before the Court by Mr Albert Chen as a result of the Company's lawyers suggesting that evidence of the payment be provided. There is no assertion that any party linked to the Petitioner directly sought to mislead the Court at all. More fundamentally still, there was no coherent basis articulated upon which the actions of Mr Yuan, not an agent of the Petitioner, could be attributed to the Petitioner. Nonetheless, it was asserted that Mr Yuan provided the forged Bank Statement to the Company.
41.      Even assuming the LSC's account to be entirely accurate, how the Petitioner could be held to have benefitted from a fraud which helped to deny the Petitioner relief which it might otherwise have obtained and was continuing to seek was still entirely unintelligible. In short, on the hypothesis that the Petitioner's ultimate beneficial owner had forged the Guangfa Bank Statement with a view to causing the Court to discharge the Transaction Injunction on 29 July 2022, it was impossible to apprehend how acceding to the Petitioner's application to injunct the consummation of the Cellenkos Transaction in August 2023 (at a point when it was unlikely to be consummated in any event) would be permitting the Petitioner to benefit from its own wrongdoing. On this version of events, the Court would be impeding rather than facilitating the Petitioner's true commercial objectives.
42.      But it simply beggared belief that persons wishing to feign to oppose the Cellenkos Transaction would, having succeeded in deviously sabotaging the application to restrain its consummation, then revealed the forgery and applied to appoint the JPLs. This has by common accord made consummation even more difficult still, if not impossible. Less preposterous might have been the more straightforward, but no less dastardly, plot by Mr Kam's `enemy' to supply him and the Company with a forged document hoping that it would be used and could then be revealed, allowing the Petitioner to accuse the Kam faction of fraud. Although this more coherent conspiracy theory was not even advanced, my silent ruminations on it during the hearing served to illustrate the inherent dangers in making positive findings of fraud on the basis of affidavit evidence alone. There was a risk, albeit one that seemed to be very slight, of a monstrous injustice occurring in finding that Mr Albert Chen knew that the Bank Statement was forged and intended to deceive the Court without a fuller inquiry into precisely what occurred.
43.      Nonetheless, whether or not the Company's management were the authors of a fraud on the Court or were innocent `patsies' in relation to the forgery had no material bearing on whether or not the impugned aspects of the 29 July 2022 Judgment should be set aside for three principal reasons. Firstly, no matter what "persons associated with the Petitioner" may have done as part of a dispute over payment for its shares in the Company, I was satisfied that the Petitioner itself had consistently prosecuted the present Petition in a commercially rational manner which was consistent with its status as majority shareholder. On 22 September 2022 I had already expressly found that the Petition herein disclosed a prima facie case for winding-up in appointing the JPLs.
44.      Secondly, it was striking that the LSC did not go further in its Skeleton Argument than to allege wrongdoing "on the part of persons associated with the Petitioner". It was therefore difficult at an intuitive level to make sense of how the alleged wrongdoing on the part of an ultimate beneficial owner of the Petitioner could legally be attributed to the Petitioner in any event. Even if an agent of the Petitioner practised a deception which helped to deny the Petitioner relief to which it was otherwise be entitled, "[t]he law does not attribute knowledge of a deception to the person who is being deceived": Moore Stephens (a firm)-v- Stone & Rolls Limited (in liquidation) [2008] EWCA Civ 644 at paragraph 39 (per Rimer LJ).
45.      Thirdly, if the main thrust of the LSC's overall case was correct, it amounted to an admission of having misled the Court prior to the 29 July 2022 Judgment on an entirely different basis. In Albert 8, the former CFO made the following averments:
(a) "13 ...I am unable to positively confirm the veracity of the Guangfa Statement, given the circumstances in which I came to possess it — even though I previously had not questioned (and had not any reason to question) whether it was genuine";
(b) from even before Mr Xu was appointed as a director of the Company in 2017 to represent the interests of the Petitioner and its ultimate beneficial owner Mr Yuan, Mr Xu "had already begun to take responsibilities within the Company's management. In particular, Xu took on responsibility in relation to the Company's financial, accounting and investment matters" (paragraph 18);

(c) "19... although I remained a director and the Chief Financial Officer of GCBC, I was at all material times stationed in Hong Kong. The focus of my responsibilities was on overseas compliance and financial reporting, and to assist Xu as required...As far as I understood, Xu had the authority to supervise and direct the onshore financial team since around mid-2017 ....Indeed, I did not even have access to the banking and accounting systems of GCBC's PRC subsidiaries...";
(d) the CFO depended entirely on onshore finance colleagues for information about the onshore subsidiaries (paragraph 20);
(e) Messrs Yuan and Xu were fully supportive of and initiated the Cellenkos Transaction and said the present proceedings were just to allay the concerns of the Sanpower Group's creditors' committee, which "would view the Cellenkos Transaction more favourably... if it believed the Cellenkos Transaction was a project which originated from, and was independently developed by, the existing management of the Company on record (i.e. Tina and myself)" (paragraph 24);
(f) "25. It was against this background that Albert 1 (and my successive affidavits) were filed ....at various points of my evidence I alluded to Tina's and my roles in moving along the Cellenkos Transaction and the Petitioner's supposed limited role in management... it was just because of Xu's instructions to me that (at the time of preparing Albert 1) I downplayed his involvement and instead focused on Tina's and my roles. In fact, that did not reflect the entire factual matrix";
(g) after the Board approved the Cellenkos Transaction on 29 April 2022, Mr Xu told the CFO that he (Xu) would handle payment. When subsequently preparing for the July 2022 hearing, "I mentioned to Tina that the then legal advisors of the Company had suggested that we should exhibit payment records concerning Stage 1...1 rang up Madam Wu and asked her to send me documentary proof for the payment of the cash consideration..." (paragraph 27);

(h) "32. It was only later, in August 2022 when the Petitioner filed their JPL Summons with the supporting evidence which suggested that the Guangfa Statement was forged that I suddenly realised that things were not as they appeared...";
(i) by way of explanation as to why he did not explain the true position in the context of the JPL application, it was further deposed that on 16 September 2022 the Company was advised only to oppose the application on an inter partes basis if "compelling evidence" could be filed to refute the forgery allegations (paragraph 34). "By this point, it was only days before the hearing, I was completely baffled as to how the allegedly forged Guanfa Statement had come into existence" (paragraph 35).
46.     The astonishing feature of this evidence was that the Company's former CFO in my judgment quite implicitly admitted that (assuming this revised version of events to be correct):
(a) he had previously given deliberately misleading evidence about how the Cellenkos Transaction was promoted and the extent of the `independent' management's autonomy for no other reason than that he was asked to do this by someone whose instructions Mr Kam had told him he should follow;
(b) he had previously given deliberately misleading evidence about the extent of his own personal knowledge about the Company's financial affairs. Despite his title of CFO and position as a director, that Mr Xu was in reality responsible for the operational dimensions of the Company's finances;
(c) he was more concerned in providing evidence about following the instructions of his superiors than in setting forth the objective truth; and
(d) when carrying out management activities, he was more concerned with following the instructions of his superiors than in discharging his duties as a director to the Company and its shareholders.
47.            This striking evidential scene prompted me to observe near the end of the Petitioner's counsel's oral reply:
"Well, I mean, the current position, if he is right, is that the chief financial officer is not really, in any sense understood by men of commerce or men of law, the chief financial officer at all. He's merely a puppet for the sort of ultimate beneficial owner of the majority shareholder and there is, in fact, a sort of shadow management running the company. So, I mean, it's very easy to see that the Court can't avoid finding that it has been very seriously misled on one basis or another. If the latest evidence from the Committee is true, the Court was seriously misled by the earlier evidence, which represented that this was a normally functioning company with a CFO who was really a CFO, who knew what he was saying when he gave evidence about both the Transaction which the -- the negotiations which he said he and his team led and about the payment of the money, which one would assume he knows what he's saying when he says it's been paid..."
48.      Other deponents attested to how the Guangfa Statement was provided to the Company. In Kam 1, Mr Yuan is colourfully described as "a thief calling on people to catch a thief' (paragraph 6). One of Mr Yuan's main sins is said to be his failure to pay fully for the shares in the Company which Mr Yuan indirectly purchased from Mr Kam in 2016. However, they continued to collaborate, and cooperated when Mr Yuan proposed the Cellenkos Transaction. The two men met on or about 3 May 2022 when it is alleged that Mr Yuan gave Mr Kam an envelope and asked him to pass it to the Company's accounts department. Mr Kam deposed that it was now clear that the envelope, which Mr Kam claims that he passed on as requested, contained the Guangfa Statement. The notion that a forged document would be passed from one "big boss" to another "big boss" seemed at first blush to be laughably absurd. The Petitioner's counsel, moreover, fairly observed that it strained credulity that such a surprisingly simple explanation as to the origins of the forged document should take so long to emerge.
49.       The main focus of argument was whether the Court could properly determine that Mr Albert Chen deliberately misled the Court by exhibiting a document he knew to be a forgery or whether such findings required a fuller investigation. Pivotal to this analysis is an evaluation of the governing principles which were essentially uncontroversial. The following submission advanced on behalf of the LSC I found most instructive:
"28.3 A Court should exercise extreme caution where it is asked to make a finding of dishonesty absent live evidence at trial. The risk of finding dishonesty may in itself be a compelling reason to allow a case to proceed to a full trial. This was explained by Sir Igor Judge in Wrexham Association Football Club v Crucialmove Ltd [2007] BCC 139, §57:

`I do not underestimate the importance of a finding adverse to the integrity to one of the parties. In itself, the risk of such a finding may provide a compelling reason for allowing a case to proceed to full oral hearing, notwithstanding the apparent strength of the claim on paper, and the confident expectation, based on the papers, that the defendant lacks any real prospect of success. Experience teaches us that on occasion apparently overwhelming cases of fraud and dishonesty somehow inexplicably disintegrate. In short, oral testimony may show that some such cases are only tissue paper strong. As Lord Steyn observed in Medcalf v Weatherill [2003] 1 AC 120 at paragraph 42, when considering wasted costs orders:
'The law reports are replete with cases which were thought to be hopeless before investigation but were decided the other way after the Court had allowed the matter to be tried'.
And that is why I commented in Esprit Telecoms UK Ltd and others -v- Fashion Gossip Ltd, unreported, 27 July 2000 that I was troubled about entering summary judgment in a case in which the success of the claimant's case involves, as this one does, establishing allegations of dishonesty and fraud, which are strongly denied, and which cannot be conclusively proved by, for example, a conviction before a criminal court.'
50.
Caution is classically required in a case where the Court is faced with a stark choice between making a summary determination on dishonesty and adjourning the relevant matter to trial. In this legal context, a judge may be torn between the desire to achieve a quick adjudication of a dispute and the desire to pursue a fair adjudicative process. In my judgment it was impossible to justify making a summary determination of dishonesty or fraud in favour of the Petitioner in the present case where no such binary choice arose. The practical legal outcome the Petitioner sought to achieve could be granted on a more straightforward prosaic basis without recording any findings of fraud. Mr Joffe KC appeared to seek to block this escape route for the Petitioner by contending, in effect, that this Court was duty bound to investigate the LSC's allegations of fraud in any event. This was the potentially pivotal significance of the argument that:

(a)  the Petitioner is in reality the party responsible for placing the forged Bank Statement before the Court and persuading the Court to discharge the Transaction Injunction which the Petitioner was only feigning to seek; and
(b)  the Petitioner should not be permitted to benefit from its own wrongdoing.
51.       As I have already indicated above, I felt able to summarily reject the suggestion that in granting the principal relief sought under the Petitioner's Set Aside Summons under the Court's inherent jurisdiction, this would potentially amount to allowing the Petitioner to benefit from its own wrongdoing. The LSC's evidence did not in my judgment raise a triable issue as to:
(a) whether or not the Petitioner was genuinely seeking the relief it has consistently sought in the present proceedings;
(b) whether or not Mr Yuan's alleged provision of the forged Guangfa Statement to the Company through Mr Kam potentially constituted an attempt to mislead the Court in circumstances where it was admittedly only placed before the Court at the suggestion of the Company's own lawyers; and/or
(c) whether or not any dishonest conduct on the part of "persons associated with the Petitioner" could be legally attributable to the Petitioner.
52.            For these reasons, on 16 August 2023 I:
(a) declined to find that the 29 July 2022 Judgment should be set aside on the grounds of fraud; and
(b) refused the LSC's application to adjourn the parties' respective fraud allegations for trial.
Summary
53.      For the above reasons, I found that the following findings recorded in the 29 July 2022 Judgment herein should be set aside under the Court's inherent jurisdiction and/or under section 11(1) of the Grand Court Act (2015 Revision):

(1) the decision to discharge the Transaction Injunction, on the grounds that the evidence relied upon had been shown to have been materially misstated; and
(2) the decision to continue the EGM Injunction, on the primary grounds that the decision was based on obvious mistake of law and/or on the grounds of a material change in circumstances.
54.      In the exercise of my discretion, I found that the Transaction Injunction should be continued and that the EGM Injunction should be discharged.
55.      I declined to set aside either impugned limb of the Judgment on the grounds that it was procured by fraud on a combination of natural justice and case management grounds. The Petitioner did not need to establish fraud and so no justification for making summary findings of fraud was properly made out, despite the apparent strength of the Petitioner's case. My provisional view is that the outcome in relation to this issue ought not to be viewed as any significant success for the LSC in costs terms. This is primarily because it is impossible to discern what legitimate interests the LSC's opposition to the present application was designed to serve.
56.      I will hear counsel if required as to costs and as to the terms of the Order.

THE HONOURABLE MR JUSTICE IAN RC KAWALEY
JUDGE OF THE GRAND COURT